UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

 Talon International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87484F108

(CUSIP Number)

Robert O’Sullivan

CVC California, LLC

525 Okeechobee Blvd., Suite 1050

West Palm Beach, Florida 33401

Telephone: (561) 727-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 87484F108	Page 2 out of 9

1		Names of Reporting Persons CVC California, LLC
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (see instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required ☐ Pursuant to Item 2(d) or 2(e)
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,750,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,750,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
12		Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row 11 2.0% of Common Stock*
14		Type of Reporting Person (see instructions) OO (Limited Liability Company)

*The calculation of the percentage assumes 86,011,917 shares of Common Stock outstanding as of July 16, 2013, which includes 24,900,808 shares of Common Stock outstanding as of May 13, 2013 as reported in Talon International, Inc. (“Talon”)’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on May 14, 2013 (“Most Recent 10-Q”) and 61,111,109 shares of Common Stock issued on July 12, 2013 as reported in Talon’s Periodic Report on Form 8-K, filed with the SEC on July 16, 2013 (“Talon 8-K”).

CUSIP No. 87484F108	Page 3 out of 9

1		Names of Reporting Persons ComVest Capital, LLC
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (see instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required ☐ Pursuant to Item 2(d) or 2(e)
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,750,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,750,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
12		Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row 11 2.0% of Common Stock*
14		Type of Reporting Person (see instructions) OO (Limited Liability Company)

* The calculation of the percentage assumes 86,011,917 shares of Common Stock outstanding as of July 16, 2013, which includes 24,900,808 shares of Common Stock outstanding as of May 13, 2013 as reported in the Most Recent 10-Q and 61,111,109 shares of Common Stock issued on July 12, 2013 as reported in the Talon 8-K.

CUSIP No. 87484F108	Page 4 out of 9

1		Names of Reporting Persons ComVest Capital Management LLC
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (see instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required ☐ Pursuant to Item 2(d) or 2(e)
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,750,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,750,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
12		Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row 11 2.0% of Common Stock*
14		Type of Reporting Person (see instructions) OO (Limited Liability Company)

* The calculation of the percentage assumes 86,011,917 shares of Common Stock outstanding as of July 16, 2013, which includes 24,900,808 shares of Common Stock outstanding as of May 13, 2013 as reported in the Most Recent 10-Q and 61,111,109 shares of Common Stock issued on July 12, 2013 as reported in the Talon 8-K.

CUSIP No. 87484F108	Page 5 out of 9

1		Names of Reporting Persons Michael S. Falk
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (see instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required ☐ Pursuant to Item 2(d) or 2(e)
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,750,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,750,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
12		Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row 11 2.0% of Common Stock
14		Type of Reporting Person (see instructions) IN

* The calculation of the percentage assumes 86,011,917 shares of Common Stock outstanding as of July 16, 2013, which includes 24,900,808 shares of Common Stock outstanding as of May 13, 2013 as reported in the Most Recent 10-Q and 61,111,109 shares of Common Stock issued on July 12, 2013 as reported in the Talon 8-K.

CUSIP No. 87484F108	Page 6 out of 9

1		Names of Reporting Persons Robert L. Priddy
2		Check The Appropriate Box if a Member of a Group
(see instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (see instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required ☐ Pursuant to Item 2(d) or 2(e)
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,750,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,750,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
12		Check if the Aggregate Amount in Row (11) Excludes ☐ Certain Shares (see instructions)
13		Percent of Class Represented by Amount in Row 11 2.0% of Common Stock*
14		Type of Reporting Person (see instructions) IN

* The calculation of the percentage assumes 86,011,917 shares of Common Stock outstanding as of July 16, 2013, which includes 24,900,808 shares of Common Stock outstanding as of May 13, 2013 as reported in the Most Recent 10-Q and 61,111,109 shares of Common Stock issued on July 12, 2013 as reported in the Talon 8-K.

Page 7 out of 9

Introduction

This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D originally filed on August 10, 2013 (the “Original Schedule”), which Original Schedule was subsequently amended on April 13, 2013 (the Original Schedule as amended is referred to as the “Schedule 13D”) and is filed by and on behalf of the Reporting Persons with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Talon International, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following disclosure:

Pursuant to a Securities Redemption Agreement (“Securities Redemption Agreement”) by and among CVC California, LLC (“CVC”), the Issuer, and, with respect to Section 4.3, Management Stockholders, dated July 12, 2013, on July 12, 2013, the Reporting Persons sold 407,160 shares of Series B Preferred Stock to the Issuer (“Sale”) in a negotiated private transaction for a purchase price of $18,800,000, which was paid by delivery of (1) $13,000,000 in cash and (2) the issuance to CVC by the Issuer of a promissory note dated July 12, 2013 in the principal amount of $5,800,000 (the “Promissory Note”). The Promissory Note accrues interest in the amount of 1% per annum, is due and payable in full on January 12, 2014, and includes discounts for early repayments that decrease over time. The Promissory Note further requires mandatory prepayments equal to a specified portion of the proceeds received by the Issuer with respect to future secured debt financing transactions, as well as customary default provisions.

After giving effect to the Sale, each of the Reporting Persons will beneficially own 1,750,000 shares of Common Stock, which represents 2.0% of the Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 (a), (b), (c) and (e) of the Schedule 13D is hereby amended, with effect from the date of this Amendment, by replacing each with the following:

(a) and (b) The Reporting Persons beneficially own Common Shares as follows:

Name	Number of shares of Common Stock(1)	Sole or Shared Voting(1)	Sole or Shared Dispositive(1)	% of Total Outstanding(2)

CVC California, LLC	1,750,000	Shared	Shared	2.0%
ComVest Capital LLC	1,750,000	Shared	Shared	2.0%
ComVest Capital Management LLC	1,750,000	Shared	Shared	2.0%
Michael S. Falk	1,750,000	Shared	Shared	2.0%
Robert L. Prid Robert L. Priddy	1,750,000	Shared	Shared	2.0%
Total:	1,750,000			2.0%

(1) CVC directly beneficially owns the securities identified above in the form of direct ownership of 1,750,000 shares of Common Stock. Capital indirectly beneficially owns the securities identified above by virtue of the fact that Capital is the sole member and the managing member of CVC. Management indirectly beneficially owns the securities identified above by virtue of the fact that Management is the managing member of Capital In their capacity as Managing Members of Management, Messrs. Falk and Priddy share indirect voting and dispositive power with respect to the securities indirectly beneficially owned by Management and may be deemed to be the beneficial owner of such securities, although Messrs. Falk and Priddy disclaim beneficial interest in such securities other than that portion which corresponds with their membership interest in Management.

(2) The calculation of the percentage assumes 86,011,917 shares of Common Stock outstanding as of July 16, 2013, based on 24,900,808 shares of Common Stock outstanding as of May 13, 2013 as reported in Talon International, Inc. (“Talon”)’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on May 14, 2013 and 61,111,109 shares of Common Stock issued on July 12, 2013 as reported in Talon’s Periodic Report on Form 8-K, filed with the SEC on July 16, 2013.

Page 8 out of 9

(c) Pursuant to the Securities Redemption Agreement, the Reporting Persons sold 407,160 shares of Series B Preferred Stock to the Issuer in a negotiated private transaction for a purchase price of $18,800,000.

(e) On July 12, 2013, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer. Accordingly, this is the last Schedule 13D the Reporting Persons intend to file with respect to the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by disclosure set forth in Item 4 above.

In addition, Item 6 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, as follows:

Pursuant to Section 4.3 of the Securities Redemption Agreement, the Stockholders Agreement was terminated effective July 12, 2013.

Item 7. Materials to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit 1	Securities Redemption Agreement dated July 12, 2013. Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on July 16, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 17, 2013

CVC CALIFORNIA, LLC

By:	/s/Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

COMVEST CAPITAL, LLC

By:	/s/Cecilio M. Rodriguez
Name:	Cecilio M. Rodriguez
Title:	Chief Financial Officer

COMVEST CAPITAL MANAGEMENT LLC

By:	/s/Cecilio M. Rodriguez
Name	Cecilio M. Rodriguez
Title:	Chief Financial Officer